

TELEFAX



An/To: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549
001-202 942 9624

Von/From: **Stephanie Schaefer**
BERU AG
0049-(0)7141-132-948
Stephanie Schaefer

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750
Press release

Dear Sir, Madame,

please find attached the current announcement of the BERU AG:

Use of direct tire pressure monitoring systems to become in effect mandatory in the United States – BERU anticipates high double-digit revenue growth from this business

Your´s sincerly

i.A.

Stephanie Schaefer
Corporate Communications/Investor Relations

Press information


BERU

Use of direct tire pressure monitoring systems to become in effect mandatory in the United States – BERU anticipates high double-digit revenue growth from this business

Ludwigsburg, April 11, 2005. **The new ruling issued by the US National Highway Transportation Safety Agency (NHTSA) creates legal certainty concerning the introduction of tire pressure monitoring (TPM) systems in the US market for passenger cars. As a result of the ruling, direct TPM systems such as those supplied by BERU AG will be in effect mandatory. BERU anticipates high double-digit revenue growth for its Tire Safety System (TSS) products in the next two years.**

According to the new NHTSA regulation, passenger cars newly registered in the United States will have to be fitted with tire pressure monitoring systems starting in 2006. Systems are prescribed that warn the driver if one or more tires are under-inflated by 25% or more, and that monitor all four tires simultaneously and independently. The NHTSA regulation therefore in effect prescribes the introduction of direct systems such as the Tire Safety System (TSS) supplied by BERU.

The phase-in schedule requires 20% of new passenger cars to be fitted with a TPM system in the first year, which starts on September 1, 2005. In the following year, starting on September 1, 2006, 70% of newly registered cars must be fitted with such a system; and as of September 1, 2007, TPM systems are mandatory for all new four-wheel vehicles weighing 10,000 pounds or less. 16.5 to 17 million vehicles are currently sold in the United States each year that will be subject to this new regulation. German manufacturers export some 600,000 automobiles per annum to North America.

BERU Aktiengesellschaft, Sitz und Registergericht Ludwigsburg HRB5087 · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-132-350 (Zentrale) · E-mail: info@beru.de Internet: www.beru.com · Aufsichtsratsvorsitzender: Dr. Ulrich Wöhr · Vorstand: Marco v. Maltzan (Vors.), Dr. Reinhard Meschkat, Dr. Rainer Podeswa
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Dr. Rainer Podeswa, BERU's Executive Board member responsible for Development and OEM Sales, commented: "We are pleased that the new US regulation finally establishes legal certainty and prescribes the use of the much more accurate direct TPM systems. BERU expects a significant revival of demand in the US market. In the next two years, we anticipate high double-digit growth rates for BERU's Tire Safety Systems."

Direct systems such as the BERU Tire Safety System (TSS) measure each tire's exact pressure with the aid of electronic sensors in the wheels and warn the driver of under-inflated tires, one of the main causes of serious accidents. In North America, BERU cooperates with Lear Corporation, a US automotive supplier; this partnership is one of the three leading suppliers of tire pressure monitoring systems in the United States.

BERU has been supplying TPM systems since 1998, and today equips cars from all major German manufacturers with the BERU Tire Safety System. The continuous improvement and further development of the BERU TSS, which is already being produced with second-generation technology, takes place at the BERU Group's electronics facility in Bretten. Starting in the middle of 2005, the BERU TSS will be gradually fitted to all model platforms of a European automobile manufacturer for the US market. In the 2005/06 financial year, this order alone should contribute €15-20 million to the Group's revenue growth.

Background:

Statutory situation in the United States

Due to a series of accidents caused by defective tires, the US Congress passed the TREAD Act 2000 in the fall of that year prescribing the introduction of tire pressure monitoring systems in all new vehicles. In August 2003, a US federal appeals court disallowed the option of choosing between the less expensive but also less accurate indirect system based on anti-lock braking technology and the direct system with sensors inside each tire. Consumer-protection associations spoke out in favor of the direct technology, which is more expensive but significantly more reliable. The US National Highway Transportation Safety Agency (NHTSA) was required to revise the system's specifications and phase-in schedule, and in September 2004 it proposed details of the mandatory introduction of tire pressure monitoring systems. On April 7, 2005, after examining petitions from various interest groups, the NHTSA issued its legally binding ruling. The Agency expects the use of TPM systems to result in significantly longer tire lifetimes and lower fuel consumption.

BERU revenue trend from TSS

In its 2003/04 financial year, BERU generated Group revenues of €354.5 million, of which the TPM business unit accounted for €30 million (prior year: €20 million). Due to the uncertainty in advance of the US decision affecting automobile manufacturers regarding technical requirements, the phase-in and possible delays, as expected BERU was unable to increase its revenues from the TSS in the first nine months of the 2004/05 financial year (April 1 to December 31, 2004). BERU's customers for TPM systems include all of Germany's leading automobile manufacturers.

Further information is available from:

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